Mid-Con Energy Partners, LP Announces Third Quarter 2015 Operating and Financial Results

DALLAS, November 2, 2015 – Mid-Con Energy Partners, LP (NASDAQ: MCEP) (“Mid-Con Energy” or the “Partnership”) announces operating and financial results for the third quarter ended September 30, 2015. "I believe the adversity our Partnership has faced during the past year has revealed the true character of Mid-Con Energy," commented Jeff Olmstead, President and CEO. "We are, and have always been, a conservative organization that works hard and focuses on our strengths. To this end, in response to low oil prices, we have been compelled to make tough decisions that look to the long-term value of the Partnership. I am extremely proud of our team's execution during the third quarter and year-to-date; in 2015, we have grown production 6.6% by spending approximately $11 million in capital while lowering per Boe cash operating costs by 23.7%, reducing our debt outstanding by 7.3%, and last but not least, adhering to our strategic focus. I commend the fine work of the entire Mid-Con Energy team who are working passionately to provide continued strong performance in the quarters ahead."

THIRD QUARTER 2015 HIGHLIGHTS

•	Production averaged 4,859 Boe/d, an increase of 5.3% sequentially and 56.8% year-over-year.

•	Prices, inclusive of cash settlements from matured derivatives and of net premiums, averaged $60.10/Boe, up 6.1% sequentially and down 32.6% year-over-year.

•	LOE averaged $19.60/Boe, an increase of 8.0% sequentially and a decrease of 18.4% year-over-year.

•	Adjusted EBITDA, a Non-GAAP measure, was $15.7 million, up 21.9% sequentially and 3.2% year-over-year.

•	Distributable Cash Flow, a Non-GAAP measure, was $12.4 million, up 41.3% sequentially and 7.9% year-over-year.

The following table reflects selected operating and financial results for the third quarter of 2015, compared to the second quarter of 2015 and third quarter of 2014. Mid-Con Energy’s unaudited condensed consolidated financial statements are included at the end of this press release.

	Three Months Ended
	September 30,	June 30,	September 30,
($ in thousands)	2015	2015	2014
Average net daily production (Boe/d)(1)	4,859	4,615	3,098
Oil & natural gas sales plus cash settlements from matured derivatives, inclusive of premiums, net(2)	$26,867	$23,792	$25,413
Net income (loss)	$(25,478)	$(7,944)	$17,002
Adjusted EBITDA(3)	$15,744	$12,914	$15,253
Distributable Cash Flow(3)	$12,433	$8,799	$11,528
(1) Production volumes in Boe equivalents calculated at a Btu conversion rate of six Mcf per Bbl.
(2) Net premiums include those incurred previously or upon settlement that are attributable to instruments that settled in the period.
(3) Non-GAAP financial measure. Please refer to the related disclosure and reconciliation of net income to Adjusted EBITDA and Distributable Cash Flow included in this press release.

THIRD QUARTER 2015 RESULTS
Production - Production for the third quarter of 2015 was 447 Mboe, or 4,859 Boe/d. On a daily basis, this represents a 5.3% increase from the second quarter of 2015 and a 56.8% increase year-over-year. The increase in sequential volumes was primarily attributable to development activities in the Northeastern Oklahoma and Permian core areas, while the year-over-year increase also reflected the impact of acquisitions of oil properties in the second half of 2014.

Price Realizations - Oil and natural gas sales were $18.5 million in the third quarter of 2015, or $41.37/Boe of production. On a Boe basis, this represents a 19.6% decrease from the second quarter of 2015 and a 55.0% decrease year-over-year. Cash settlements from matured derivatives, inclusive of net premiums were $8.4 million in the third quarter of 2015 or $18.73/Boe. Cash settlements for matured derivatives, inclusive of net premiums for the second quarter of 2015 and the third quarter of 2014 were $5.19/Boe and $(2.67)/Boe, respectively. For the third quarter of 2015, realized revenues including cash settlements from matured derivatives, inclusive of net premiums were $60.10/Boe, up 6.1% sequentially and down 32.6% year-over-year.

Operating Revenues - Operating revenues, which include cash settlements from matured derivatives, inclusive of net premiums, were $26.9 million, or $60.10/Boe in the third quarter of 2015. Total operating revenues increased 12.9% from the previous quarter and 5.7% from the third quarter of 2014. The positive sequential variance was attributable to 5.3% higher daily production and 6.1% higher realized prices. On a year-over-year basis, the positive variance was the result of 56.8% higher daily production partially offset by 32.6% lower realized prices.

Lease Operating Expenses (“LOE”) - LOE was $8.8 million, or $19.60/Boe, in the third quarter of 2015, an 8.0% increase from the second quarter of 2015 and an 18.4% decrease from the third quarter of 2014, on a per Boe basis. The sequential increase in costs per Boe was due to an increase in workover expenses, primarily in our Southern Oklahoma core area, and higher operating costs in our Hugoton core area. The year-over-year decrease in costs per Boe reflects higher production and the impact of the 2014 Permian acquisition which had and continues to have a significantly lower LOE/Boe profile.

Production Taxes - Production taxes in the third quarter of 2015 were $0.2 million, or $0.46/Boe, reflecting an effective tax rate of 1.1%. Production taxes for the second quarter of 2015 were $1.3 million, or $3.14/Boe, for an effective tax rate of 6.1%. Production taxes for the third quarter of 2014 were $1.8 million, or $6.47/Boe, reflecting an effective tax rate of 7.0%. The sequential and year-over-year decrease in the effective production tax rate was due to the approval by the Oklahoma Tax Commission of an Enhanced Oil Recovery ("EOR") Production Tax Exemption for one of our Northeastern Oklahoma units. Based on an effective date of April 2013, the Partnership recouped approximately $0.8 million in cash production taxes previously paid. The EOR Production Tax Exemption will extend through March 2018 for the mentioned Northeastern Oklahoma unit.

Impairment Expense - We review our long-lived assets to be held and used, including proved oil and natural gas properties, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. If the carrying amount exceeds the property's estimated fair value, we adjust the carrying amount of the property to fair value through a charge to impairment expense. For the three months ended September 30, 2015, we recorded approximately a $40.9 million non-cash impairment charge primarily in our Hugoton core area, Gulf Coast core area and also in our Permian core area. There was no impairment charge for the three months ended June 30, 2015. For the three months ended September 30, 2014, we recorded a $0.3 million non-cash impairment charge.

Depreciation, Depletion, and Amortization Expenses (“DD&A”) - DD&A for the third quarter of 2015 was $9.7 million, or $21.60/Boe. On a per Boe basis, third quarter 2015 results reflect a 10.8% increase over the previous quarter and a 10.6% increase over the third quarter of 2014. The sequential increase was due to modestly higher depletion rates at select properties while the year-over-year increase was attributable to the acquisition of oil properties in 2014.

General and Administrative Expenses (“G&A”) - G&A during the third quarter of 2015 was $2.3 million, or $5.04/Boe, and included $0.6 million in non-cash equity-based compensation expense related to the Partnership’s long-term incentive program. G&A for the second quarter of 2015 was $1.6 million, or $3.90/Boe, and included $0.4 million in non-cash equity-based compensation. G&A for the third quarter of 2014 was $2.6 million, or $9.13/Boe, and included $1.1 million in non-cash equity-based compensation. The sequential increase in G&A per Boe was due to higher legal and professional fees. The year-over-year decrease in G&A per Boe was due to higher production in the third quarter of 2015 and lower compensation costs related to our non-cash equity-based compensation plan resulting principally from the lower price of our common units.

Net Interest Expense - Net interest expense for the third quarter of 2015 was $1.8 million, or $4.03/Boe, a 7.4% decrease from the second quarter of 2015 and a 6.1% decrease from the third quarter of 2014, on a Boe basis. The decrease in net interest expense on a per Boe basis reflects higher production volumes quarter-over-quarter and year-over-year. The average effective interest rate approximated 2.95% for both the third quarter of 2015 and the second quarter of 2015 compared to 2.83% in the third quarter of 2014.
Net Income/(Loss) - For the third quarter of 2015, Mid-Con Energy reported a net loss of $25.5 million. Net loss as reported represents $0.85 per limited partner unit, based on an average of 29.7 million outstanding and fully diluted ("FD") limited partner units during the third quarter of 2015. Net loss for the second quarter of 2015 was $7.9 million, or $0.26 per limited partner unit, based on an average of 29.7 million outstanding and FD limited partner units during the period. For the third quarter of 2014, net income was $17.0 million, or $0.74 per limited partner unit (diluted), based on an average of 22.5 million FD limited partner units outstanding during the period. The negative sequential variance was primarily attributable to a $40.9 million non-cash impairment charge for the three months ended September 30, 2015.  On a year-over-year basis, lower oil prices drove the negative variance in addition to the non-cash impairment charge.

Adjusted EBITDA - Adjusted EBITDA, a Non-GAAP measure, for the third quarter of 2015 was $15.7 million, or $35.22/Boe. The third quarter of 2015 results were 14.5% above the previous quarter of $30.75/Boe and 34.2% below the third quarter of 2014 of $53.52/Boe. Adjusted EBITDA increased sequentially due to higher price realizations and higher production. On a year-over-year basis, the negative variance is attributable to lower oil and gas prices.

Distributable Cash Flow (“DCF”) - DCF, a Non-GAAP measure, for the third quarter of 2015 was $12.4 million after subtracting $1.6 million in cash interest expense and $1.7 million in estimated maintenance capital expenditures from Adjusted EBITDA. Relative to the second quarter of 2015 and the third quarter of 2014, DCF was up 41.3% and up 7.9%, respectively. Distributable Cash Flow per unit was $0.413, based on 29.7 million limited partner units and 360,000 general partner units outstanding as of September 30, 2015.

SUSPENSION OF DISTRIBUTION
On October 21, 2015, the Board of Directors of Mid-Con Energy’s general partner elected to suspend the Partnership's quarterly cash distribution. "We are very aware of the negative near-term impact this decision has on our unitholders, however, suspending distributions in this capital constrained environment maximizes the Partnership's financial flexibility," remarked Mid-Con Energy's CFO, Michael Peterson. "Until visibility on the timing and extent of a recovery in oil prices improves, the best way to protect long-term unitholder value is to preserve capital, delever the balance sheet and focus capital spending to include our best potential development opportunities."

2015 GUIDANCE
The following outlook is subject to all the cautionary statements and limitations described under the "Forward-Looking Statements" caption at the end of this press release.  These estimates and assumptions reflect management's best judgment based on current and anticipated market conditions and other factors.  Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control.

FY 2015 Guidance as of 11/02/2015	2015
Net production (Boe/d)(1)	4,650 - 4,750
Lease operating expenses per Boe	$19.00 - $21.00
Production taxes (% of total revenue)	5.7% - 6.1%

Estimated capital expenditures	$14.5 MM

(1) Production volumes in Boe equivalents calculated at a Btu conversion rate of six Mcf per Bbl.

HEDGING SUMMARY
Mid-Con Energy enters into various commodity derivative contracts intended to achieve more predictable cash flows by reducing the Partnership's exposure to short-term fluctuations in the price of oil and natural gas. We believe this risk management strategy will serve to secure a baseline portion of our revenues and, by retaining some opportunity to participate in upward price movements, may also enable us to realize higher revenues during periods when prices rise.

As of November 2, 2015, the following table reflects volumes of Mid-Con Energy's production hedged by commodity derivative contracts, with the corresponding prices at which the production is hedged:

OIL HEDGES	4Q15	1Q16	2Q16	3Q16	4Q16
WTI Swap Volume - Conventional (Bbl/d)	2,935	1,648	1,319	1,467	1,304
Price ($/Bbl)	$90.24	$90.02	$90.03	$90.00	$64.18

WTI Swap Volume - Synthetic(1) (Bbl/d)	—	1,319	1,648	1,467	—
Price ($/Bbl)	na	$50.00	$50.00	$50.00	na

WTI Swap Volume - Total (Bbl/d)	2,935	2,967	2,967	2,935	1,304
Price ($/Bbl)	$90.24	$72.23	$67.79	$70.00	$64.18
% Hedged(2)	66%	66%	66%	66%	29%
(1) Comprised of long deferred premium put options and short call options in equal volumes.
(2) Based on the midpoint of 2015 guidance at a 95% oil composition.

LIQUIDITY AND BORROWING BASE SUMMARY
As of September 30, 2015, Mid-Con Energy's total liquidity of $27.0 million was comprised of $1.0 million of available cash and $26.0 million of available borrowings under the Partnership's $220.0 million borrowing base from its revolving credit facility. Mid-Con Energy reduced debt outstanding by $6.0 million during the third quarter of 2015 and since quarter end, has paid down an additional $4.0 million to $190.0 million. We initiated our fall 2015 borrowing base redetermination in October 2015 and expect to finalize this process in late November 2015. We do expect that our borrowing base will be reduced as a result of continued declines in oil and natural gas prices, however, the precise amount of the reduction is unknown at this time.

THIRD QUARTER 2015 CONFERENCE CALL
As announced on October 22, 2015, Mid-Con Energy’s management will host a conference call on Tuesday, November 3, 2015 at 9:00 a.m. ET. Interested parties are invited to participate via telephone by dialing 1-877-847-5946 (Conference ID: 55567324) at least five minutes prior to the scheduled start time of the call, or via webcast by clicking on “Events & Presentations” in the investor relations section of the Mid-Con Energy website at www.midconenergypartners.com.

A replay of the conference call will be available through November 10, 2015, by dialing 1-855-859-2056 (Conference ID: 55567324). Additionally, a webcast archive will be available at www.midconenergypartners.com.

UPCOMING CONFERENCES
Mid-Con Energy's management team is scheduled to participate in the following conferences:

•	RBC Capital Markets' 2015 MLP Conference - Thursday, November 19, 2015, 8:35 a.m. CT in Dallas, TX.

•	Wells Fargo Securities 14th Annual Energy Symposium - Tuesday, December 8, 2015 - Wednesday, December 9, 2015, in New York, NY.

•	UBS MLP One-on-One Conference - Monday, January 11, 2016 - Wednesday, January 13, 2016, in Park City, UT.
Updated presentation slides will be made available no later than the morning of each event by clicking on "Events & Presentations" in the investor relations section of the Mid-Con Energy website at www.midconenergypartners.com.

QUARTERLY REPORT ON FORM 10-Q
Certain financial results included in this press release and related footnotes will be available in Mid-Con Energy’s September 30, 2015 Quarterly Report on Form 10-Q, which will be filed on or about November 3, 2015.

ABOUT MID-CON ENERGY PARTNERS LP
Mid-Con Energy is a publicly held Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on Enhanced Oil Recovery (“EOR”). Mid-Con Energy’s core areas of operation are located in Southern Oklahoma, Northeastern Oklahoma, the Gulf Coast, the Hugoton, and the Permian. For more information, please visit Mid-Con Energy's website at www.midconenergypartners.com.

WITHHOLDING INFORMATION
This release is intended to serve as qualified notice under Treasury Regulation Sections 1.1446-4(b) and (d).  Brokers and nominees should treat one hundred percent (100.0%) of Mid-Con Energy's distributions to foreign investors as being attributable to income that is effectively connected with a United States trade or business.  Accordingly, all of Mid-Con Energy's distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate for individuals or corporations, as applicable.  Nominees, and not Mid-Con Energy, are treated as withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors.

FORWARD-LOOKING STATEMENTS
This press release includes "forward-looking statements" — that is, statements related to future, not past, events within meaning of the federal securities laws. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate," "believe," “estimate,” "intend," "expect," "plan," “project,” “should,” “goal,” “forecast,” “guidance,” “could,” “may,” “continue,” “might,” “potential,” “scheduled,” or "will" or other similar words. These forward-looking statements involve certain risks and uncertainties and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, you should refer to Mid-Con Energy's filings with the Securities and Exchange Commission (“SEC”) available at www.midconenergypartners.com or www.sec.gov. Mid-Con Energy undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement and our SEC filings. Please see the risks and uncertainties detailed in the "Forward Looking Statements" of our public filings.

Mid-Con Energy Partners, LP and subsidiaries
Condensed Consolidated Balance Sheets
(in thousands, except number of units)
(Unaudited)

	September 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$961	$3,232
Accounts receivable:
Oil and natural gas sales	6,192	8,051
Other	2,728	4,070
Derivative financial instruments	27,125	26,202
Prepaids and other	296	652
Total current assets	37,302	42,207
PROPERTY AND EQUIPMENT:
Oil and natural gas properties, successful efforts method:
Proved properties	511,861	501,191
Accumulated depletion, depreciation, amortization and impairment	(160,508)	(93,896)
Total property and equipment, net	351,353	407,295
DERIVATIVE FINANCIAL INSTRUMENTS	1,593	842
OTHER ASSETS	3,674	4,284
Total assets	$393,922	$454,628
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade	$2,982	$3,630
Related parties	910	3,989
Accrued liabilities	59	397
Total current liabilities	3,951	8,016
OTHER LONG-TERM LIABILITIES	107	107
LONG-TERM DEBT	194,000	205,000
ASSET RETIREMENT OBLIGATIONS	7,653	7,363
COMMITMENTS AND CONTINGENCIES
EQUITY
Partnership equity:
General partner interest	742	1,328
Limited partners- 29,726,289 and 29,166,112 units issued and outstanding as of September 30, 2015 and December 31, 2014, respectively.	187,469	232,814
Total equity	188,211	234,142
Total liabilities and equity	$393,922	$454,628

Mid-Con Energy Partners, LP and subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except per unit data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues:
Oil sales	$18,137	$26,011	$56,675	$71,865
Natural gas sales	356	162	1,000	450
Gain on derivatives, net	19,771	9,280	12,544	2,341
Total revenues	38,264	35,453	70,219	74,656
Operating costs and expenses:
Lease operating expenses	8,761	6,849	25,293	18,136
Oil and natural gas production taxes	206	1,845	2,634	4,694
Impairment of proved oil and natural gas properties	40,920	303	40,920	303
Depreciation, depletion and amortization	9,655	5,565	25,692	13,900
Accretion of discount on asset retirement obligations	91	64	276	175
General and administrative	2,253	2,602	7,531	11,958
Total operating costs and expenses	61,886	17,228	102,346	49,166
Income (loss) from operations	(23,622)	18,225	(32,127)	25,490
Other income (expense):
Interest income and other	2	3	8	7
Interest expense	(1,804)	(1,226)	(5,361)	(3,087)
Loss on settlement of ARO	(54)	—	(54)	—
Total other expense	(1,856)	(1,223)	(5,407)	(3,080)
Net income (loss)	$(25,478)	$17,002	$(37,534)	$22,410
Computation of net income (loss) per limited partner unit:
General partners’ interest in net income (loss)	$(306)	$268	$(451)	$375
Limited partners’ interest in net income (loss)	$(25,172)	$16,734	$(37,083)	$22,035

Net income (loss) per limited partner unit:
Basic	$(0.85)	$0.75	$(1.25)	$1.04
Diluted	$(0.85)	$0.74	$(1.25)	$1.04

Weighted average limited partner units outstanding:
Limited partner units (basic)	29,705	22,450	29,614	21,175
Limited partner units (diluted)	29,705	22,467	29,614	21,198

Mid-Con Energy Partners, LP and subsidiaries
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash Flows from Operating Activities:
Net income (loss)	$(37,534)	$22,410
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	25,692	13,900
Debt issuance costs amortization	839	144
Accretion of discount on asset retirement obligations	276	175
Impairment of proved oil and natural gas properties	40,920	303
Loss on settlement of ARO	54	—
Cash paid for settlement of ARO	(79)	—
Mark-to-market on derivatives:
Gain on derivatives, net	(12,544)	(2,341)
Cash settlements received (paid) for matured derivatives, net	15,566	(3,753)
Cash settlements received from early termination and modification of derivatives, net	11,069	—
Cash premiums paid for derivatives, net	(15,765)	—
Non-cash equity-based compensation	2,957	6,900
Changes in operating assets and liabilities:
Accounts receivable	1,859	(1,717)
Other receivables	1,342	(118)
Prepaids and other	128	(95)
Accounts payable and accrued liabilities	(3,446)	3,772
Net cash provided by operating activities	31,334	39,580
Cash Flows from Investing Activities:
Additions to oil and natural gas properties	(11,250)	(24,079)
Acquisitions of oil and natural gas properties	(1)	(38,834)
Net cash used in investing activities	(11,251)	(62,913)
Cash Flows from Financing Activities:
Proceeds from line of credit	28,000	109,000
Payments on line of credit	(39,000)	(53,000)
Offering costs	(88)	—
Distributions paid	(11,266)	(32,361)
Debt issuance costs	—	(170)
Net cash (used in) provided by financing activities	(22,354)	23,469
Net (decrease) increase in cash and cash equivalents	(2,271)	136
Beginning cash and cash equivalents	3,232	1,434
Ending cash and cash equivalents	$961	$1,570

Supplemental Cash Flow Information:
Cash paid for interest	$4,606	$3,156
Non-Cash Investing and Financing Activities:
Accrued capital expenditures - oil and natural gas properties	$658	$1,043
Common units issued - acquisition of oil properties	$—	$86,001

NON-GAAP FINANCIAL MEASURES
This press release, financial tables and other supplemental information include “Adjusted EBITDA” and “Distributable Cash Flow”, each of which are non-generally accepted accounting principles (“Non-GAAP”) measures used by our management to describe financial performance with external users of our financial statements.

The Partnership believes the Non-GAAP financial measures described above are useful to investors because these measurements are used by many companies in its industry as a measurement of financial performance and are commonly employed by financial analysts and others to evaluate the financial performance of the Partnership and to compare the financial performance of the Partnership with the performance of other publicly traded partnerships within its industry.

Adjusted EBITDA and Distributable Cash Flow should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

Adjusted EBITDA is defined as net income (loss) plus:

•	Interest expense, net;

•	Depreciation, depletion and amortization;

•	Accretion of discount on asset retirement obligations;

•	Loss (gain) on derivatives, net;

•	Cash settlements received/(paid) for matured derivatives, net;

•	Cash settlements received for early terminations and modifications of derivatives, net;

•	Cash premiums paid for matured derivatives, net;

•	Cash premiums paid for unsettled derivatives, net;

•	Impairment of proved oil and natural gas properties;

•	Non-cash equity-based compensation;

•	Dry hole costs and abandonments of unproved properties; and

•	Loss (gain) on sale of asset, net.

Distributable Cash Flow is defined as Adjusted EBITDA less:

•	Cash interest expense; and

•	Estimated maintenance capital expenditures.

Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow
	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands, unaudited)	2015	2015	2014
Net income (loss)	$(25,478)	$(7,944)	$17,002
Interest expense, net	1,802	1,827	1,223
Depreciation, depletion and amortization	9,655	8,191	5,565
Accretion of discount on asset retirement obligations	91	93	64
Loss (gain) on derivatives, net	(19,771)	8,871	(9,280)
Cash settlements received/(paid) for matured derivatives, net	8,383	2,423	(760)
Cash premiums paid for matured derivatives, net	(499)	(919)	—
Impairment of proved oil and natural gas properties	40,920	—	303
Non-cash equity based compensation	641	372	1,136
Adjusted EBITDA	$15,744	$12,914	$15,253
Less:
Cash interest expense	$1,567	$1,597	$1,333
Estimated maintenance capital expenditures	1,744	2,518	2,392
Distributable Cash Flow	$12,433	$8,799	$11,528
INVESTOR RELATIONS CONTACT
Krista McKinney
Manager of Investor Relations
(972) 479-5980
kmckinney@midcon-energy.com